

September 22, 2010

Larry D. Richman
President and Chief Executive Officer
PrivateBancorp, Inc.
120 South LaSalle Street
Chicago, Illinois 60603

> **Re:** **PrivateBancorp, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2009**
> **Form 10-Q for the quarters ended March 31, 2010 and June 30, 2010**
> **Filed March 1, 2010, May 10, 2010 and August 9, 2010**
> **File No. 001-34066**

Dear Mr. Richman:

We have reviewed your filing and your responses dated August 13, 2010 to our letter of June 30, 2010 and we have the following comment:

Form 10-K for the year ended December 31, 2009
Item 11. Executive Compensation, page 28

1. We note your response to comment 1 of our letter dated June 30, 2010. Regardless of whether you have satisfied thresholds, the existence and parameters of your triggers and targets are material and therefore are required to be disclosed. In future reports, please include information related to your performance metrics similar to the table you provided to us in your response letter dated August 13, 2010 regardless of whether any annual bonus was paid for that fiscal year.

Please contact Eric Envall at (202) 551-3234 or me at (202) 551-3418 with any other questions.

Sincerely,

William Friar
Senior Financial Analyst